EXHIBIT 99.1

Golar LNG Limited & Golar LNG Partners L.P. announce organizational changes

Golar LNG Limited ("Golar") and Golar LNG Partners L.P. ("Golar Partners") announce today changes to the roles of their respective officers Brian Tienzo and Graham Robjohns, both of whom have held their current positions for approximately 7 years. With immediate effect Brian Tienzo will step down as CFO of Golar and will take up the position of CEO and CFO of Golar LNG Partners, he will also retain certain responsibilities for Group financing activities. Graham Robjohns will step down as CEO of Golar Partners and take up the role of CFO and Deputy CEO of Golar LNG.

Hamilton, Bermuda

March 19, 2018